Mail Stop 3561

October 19, 2007

Rudy Wilson
Chief Executive Officer
Asia Automotive Acquisition Corporation
199 Pierce Street, Suite 202
Birmingham, Michigan 48009

> **Re: Asia Automotive Acquisition Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 20, 2007**
> **Form 10-KSB for Fiscal Year Ended December 31, 2006**
> **Filed April 16, 2007**
> **Form 10-KSB/A for Fiscal Year Ended December 31, 2006**
> **Filed April 17, 2007**
> **File No. 000-51831**

Dear Mr. Wilson:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement

General

1.   We note the proposed redomestication merger of you into your wholly owned
        subsidiary, Hunan Tongxin International Ltd., which was formed under the laws
        of the British Virgin Islands. We note that Rule 145 of the Securities Act of 1933
        excludes from the definition of offer, offer to sell or sale, a merger in which the
        sole purpose of the transaction is to change an issuer's domicile solely within the
        United States. It appears that the transaction would not be exempt under the
        Securities Act of 1933 and would need to be registered. Please revise your filing
        accordingly using the appropriate forms or tell us why this transaction is not
        required to be registered under the federal securities laws.

2.   To facilitate your stockholders' and our review, please revise your filing to
        include page numbers, where appropriate.

3.   We note your disclosure in the "Board Consideration and Approval of
        Transaction" section that your board determined on September 13, 2007 that the
        consideration to be paid to the Hunan Tongxin equity holders was reasonable and
        that the equity acquisition was in the best interests of your stockholders.

        We also note that the Equity Acquisition Agreement is dated July 25, 2007 and
        that the covenant in section 6.03 thereof states: "The directors of AAAC shall
        recommend to its shareholders that they vote in favor of the adoption of [the
        Equity Acquisition Agreement]."

        It appears that your board considered and approved the Equity Acquisition
        Agreement and the transactions contemplated thereby after you were
        contractually bound to consummate the transaction. It also appears that the board
        determined the valuation of the transaction after you were bound by the Equity
        Acquisition Agreement. Please explain why the board considered and approved
        the transaction, and determined the valuation of the company to be acquired after
        entering into the binding agreement. Also, add appropriate risk-factor disclosure.

4.   We note that the other signatory to the Equity Acquisition Agreement was Hunan
        TX Enterprise Co Ltd., not Hunan Tongxin Enterprise Co. Ltd. Please reconcile
        your disclosure.

5.   Please revise your filing so that the name (and any abbreviated name) for an entity is consistent throughout the filing. We note several instances where your disclosure was confusing. For example, you state in the notice to stockholders that stockholders will consider whether "[to] approve the merger of AAAC with and into a wholly owned subsidiary . . . with the name Hunan Tongxin International, Ltd. ("TI")." In the summary you state: "AAAC will form a wholly owned subsidiary under the laws of the British Virgin Islands, under the name 'Tongxin International'." In addition, you state: "We will change our corporate name to 'Hunan Tongxin International Ltd.' as a result of the Redomestication." Later in the filing, however, you state: "The name of the surviving company following completion of the Equity Acquisition and Redomestication will be 'Tongxin International, Ltd.'"

Also, there are several instances in your filing where an entity's name begins with "Hunan Hunan." Please revise your filing accordingly.

6.   Please clearly explain abbreviations the first time they are used in the proxy statement. For example, we note the use of the abbreviations EAA and PEOA in the letter to stockholders without an explanation of the abbreviation. In addition, the use of numerous abbreviations throughout the proxy statement can be confusing to investors. Please only use abbreviations as necessary and in a clear, understandable manner.

7.   Whether Tongxin International will be formed or whether it has already been formed is unclear because of inconsistent disclosure in your filing. For example, in the summary you state: "AAAC will form a wholly owned subsidiary under the laws of the British Virgin Islands, under the name 'Tongxin International'." (Emphasis added.) But in the "AAAC Redomestication" section, you state: "The reincorporation will be achieved by the merger of AAAC . . . with and into Tongxin International a BVI corporation, which is wholly owned by AAAC at this time . . ." (Emphasis added.) Please revise your filing accordingly.

8.   Please provide the disclosure required by Items 201, 402 and 404 of Regulation S-K for Hunan Tongxin.

9.   We note your disclosure: "This proxy statement incorporates important business and financial information about AAAC and Hunan Tongxin that is not included in or delivered with the document." Please tell us what this information is and why it is not included in your proxy statement.

10.   Please clarify whether you will be a foreign private issuer after the business combination. See Rule 3b-4(c) of the Securities Exchange Act of 1934. If you will be a foreign private issuer, provide appropriate risk-factor disclosure.

Letter to Stockholders

11.   We note the statement that your initial stockholders have agreed to "vote all of their shares for both the Equity Acquisition and Redomestication proposals assuming the majority of the other shares are voted affirmatively." Please clarify how the shares will be voted if the majority of stockholders do not vote affirmatively for these two proposals. It appears from the Form S-1 that the initial stockholders have agreed to vote with the majority of the shares of common stock voted by the public shareholders. Please revise. Also, revise similar disclosure throughout the proxy statement that refers to the stockholder approval of the transaction, rather than referring to the stockholder vote on the transaction.

Notice of the Special Meeting

12.   Please revise the penultimate sentence to make it consistent with the disclosure under the heading "REVOKING YOUR PROXY."

Summary

Interests of AAAC Directors and Officers in the Equity Acquisition Proposal

13.   Please clearly describe all substantial interests in the transaction by the officers and directors, as required by Item 5 of Schedule 14A. In addition, please clarify the interests already disclosed. For example, clearly state the number of shares of common stock and warrants held by the officers and directors and the market value of these holdings, as of a recent practicable date.

Summary

Conditions To AAAC's Obligations

14.   We note your disclosure: "Tongxin International will have acquired ownership or control of Hunan Tongxin." Please reconcile this condition with the conditions set forth in Article 8 of the Equity Acquisition Agreement.

Termination, Amendment and Waiver

15.   Please clarify the date after which either party may terminate the agreement if the closing has not occurred. If this date has not been determined, clarify how and when this date will be determined. Please fill in the other blanks throughout the proxy statement and update the information as necessary. For example, we note the blank spaces for the market price of your stock.

Selected Historical Financial Data

16.   In accordance with Instruction 7(b)(8) of Item 14 of Schedule 14A, please revise to include the required selected financial data for each of the last five fiscal years or, if less, the life of each company. In doing so, please revise to include income (loss) from continuing operations per share, long-term obligations, and cash dividends declared per common share for Hunan Tongxin.

Unaudited Pro Forma Statement of Condensed Combined Statement of Operations

17.   In accordance with Instruction 7(b)(9) of Item 14 of Schedule 14A, please revise to include the pro forma selected financial data for the year ended December 31, 2006. In addition, please disclose long-term obligations and cash dividends declared per common share for all periods presented.

        It appears that certain of your disclosures do not agree to the pro forma financial statements (e.g., total assets assuming maximum approval). Please revise your disclosures accordingly.

Comparative Per Share Information

18.   Please revise to provide comparative historical and pro forma per share data of Asia Automotive Acquisition Corporation and historical and equivalent pro forma per share data of Hunan Tongxin for the most recent fiscal year and interim period for the following items: (i) book value per share; (ii) cash dividends declared per share; and (iii) income per share from continuing operations. Refer to Instruction 7(b)(10) of Item 14 of Schedule 14A.

Risk Factors

19.   We note the reference to "any others [risks] not foreseen." Please remove the reference to unforeseen risks and clarify in the introductory paragraph that you have described all material risks that are currently known and reasonably foreseeable. Also, please revise the paragraph to address the redomestication proposal.

20.   We note in the first risk factor you state that "TI's business <u>has benefited</u> in the past from the rapid expansion . . ." (Emphasis added.) In the second risk factor, you state that "TI <u>is engaged</u> in the design . . ." (Emphasis added.) These references to TI are not clear because it appears that TI is used to refer to you after the business combination is consummated. Please clarify.

21.   Please define "Foreign Invested Enterprises."

22.   The second paragraph of your risk factor, "Because Chinese Law Will Govern Almost All of TI's Material Agreements . . .," is duplicative of the risk factor that immediately follows that paragraph. In addition, your risk factor, "Because Chinese Law Will Govern Almost All of TI's Material Agreements . . .," is duplicative of your risk factor, "The Chinese Legal System May Have Inherent Uncertainties . . ." Please revise accordingly.

The AAAC Special Meeting

Record Date; Who Is Entitled To Vote

23.   We note your statement that there were 5,031,250 outstanding shares of your common stock on the record date. Please revise this statement to make it clear that shares of common stock held by your officers and directors are not included in this amount.

Conversion Rights

24.   We note that stockholders electing conversion will receive the *pro rata* portion of the trust account as of the record date. Please explain in light of the fact that the conversion will not occur until after the business combination, which may be a substantial period after the record date. In addition, the Form S-1 clearly indicates that the "redemption" price is calculated as of two business days prior to the consummation of the business combination. In addition, please add clear disclosure throughout the proxy statement of the estimated conversion amount per share as of a recent practicable date.

The AAAC Special Meeting

Solicitation Costs

25.   Please clarify what "by other electronic means" means in the last sentence of the first paragraph. Please confirm that the solicitations made otherwise than by use of the mails will be consistent with the proxy statement and proxy card. Also, please confirm that these solicitations will comply with Rule 14a-4 of Regulation 14A.

26.   Please revise the second paragraph to state that if you engage a firm to assist with the proxy solicitation process, you will disclose to stockholders the information required by Item 4(a)(iii) of Schedule 14A.

Background of the Equity Acquisition Agreement

27.   Please specify the nature of Mr. Ruanxiang's relationship with the Hunan
        Tongxin equity holders.

Background of the Equity Acquisition Agreement

The Candidate Identification Process

28.   We note your disclosure, "Over the course of the next six months AAAC selected
        fourteen companies as potential candidates for a business combination." Please
        clarify whether Hunan Tongxin was one of those potential candidates. Provide
        clear disclosure as to how and when Asia Automotive Acquisition Corporation
        first became aware of Hunan Tongxin and when contact between the parties,
        direct or indirect, commenced. Revise this section to provide clear disclosure of
        the contacts and communications between the parties in this process.

29.   Please tell us whether there is any present or proposed material agreement,
        arrangement, understanding or relationship between Manhattan Capital Group and
        Asia Automotive Acquisition Corporation. Also, clarify whether Manhattan
        Capital Group or any other party will receive finders' fees or any other
        compensation as part of this acquisition.

30.   Please briefly describe the negotiations pertaining to:

        •   the reorganizations of Hunan Tongxin and you;

        •   the consideration to be paid for Hunan Tongxin;

        •   the terms of the additional consideration to be paid subsequent to the close of
            the business combination to retain key management personnel;

        •   the terms of the additional consideration to be paid in 2008 for performance
            achieved in 2007; and

        •   the inclusion of certain Hunan Tongxin equity holders on the board of
            directors of the surviving corporation.

31.   Please briefly describe the nature of Hunan Tongxin's and your "operational due diligence."

32.   Please describe the material terms of the Definitive Agreement of Equity Transfer.

33.   We are confused by this statement: "Hunan Tongxin asked if Tongxin International could help the post-transaction company in advising and complying with all the various requirements." Our understanding is that Tongxin International will be the post-transaction company. Please clarify.

Board Consideration and Approval of Transaction

Due Diligence Information Materials

34.   Please elaborate on the "internal and external situation analysis" and the "opportunity analysis of customer programs" in your global Marketing Plan.

35.   Please disclose the "comparable companies in the global automotive component supply market" used for your analysis.

36.   We note your disclosure: "The valuation for the future of Hunan Tongxin was based on various assumptions, including projected sales, assumed margins, and projected net income." Please disclose each assumption, and briefly discuss why you believe the assumptions are valid.

37.   We note your disclosure:

>   Mr. Wilson concluded that, comparatively speaking, the enterprise value
>   of Hunan Tongxin, immediately after the acquisition, was favorable. On
>   the basis of the analysis, he concluded that the board of directors, from an
>   economic point of view, should consider the acquisition of Hunan
>   Tongxin.

   Please define "enterprise value," and disclose the date Mr. Wilson came to this
   conclusion.

Board Consideration and Approval of Transaction

Satisfaction of 80% Test

38.   We note that you are only paying $13 million in cash for all the outstanding
       equity interests of Hunan Tongxin. Given this amount being paid for the
       company, it is unclear how you were able to determine that the 80% test was met.
       Please provide clear disclosure and analysis.

39.   Please provide the following:

   - clear disclosure of the specific valuation methods used to determine the
     valuation of this transaction,

   - clear disclosure of the assumptions and projections used, and

   - clear disclosure as to the actual valuation(s) or range of valuations from these
     valuation methods.

40.   We note your disclosure that "the board compiled a list of eight comparable
       automotive component companies whose stock is traded on United States stock
       exchanges." Please elaborate how you determined these companies are
       "comparable" to you, and explain more fully the "single or dual focus technical
       competency" concept to which you refer.

41.   We note your disclosure:

> The board made several assumptions in deriving statistics about Hunan
> Tongxin that were used solely for the purpose of management's
> determining a value of Hunan Tongxin. Investors should not place any
> weight on these projections, because any projection is subject to many
> assumptions, some or all of which may not be correct or occur as assumed.

Please specify each assumption. Also, please explain how you determined these
projections were reasonable.

42.   Please explain the statement that "investors should not place any weight on these
projections." It is unclear why management relied upon these projections in
determining the valuation of the transaction when the company is cautioning
investors not to place any weight on these projections. If you mean that investors
should not rely upon these projections for any other purpose than determining
valuation, and that these projections should not be considered earnings
projections, provide clear disclosure.

43.   Please explain the basis for assuming net income will increase by $3.8 million in
one year.

44.   The paragraph beginning, "The starting point was to determine enterprise value of
Hunan Tongxin . . ." is confusing, especially the third sentence. Please revise
your disclosure to enable readers to understand the process your board undertook.

Material United States Federal Income Tax Considerations of the Redomestication

45.   Please reconcile the disclosure in this section with the disclosure under the
heading "Federal Income Tax Consequences of the Reincorporation."

Information About Hunan Tongxin Enterprise Co., Ltd.

Market Overview

46.   Please identify the source of the statistics and projections to which you refer, and cite the specific report(s), author(s) and date(s) of publication.

Information About Hunan Tongxin Enterprise Co., Ltd.

Competition

47.   Please provide a more detailed discussion of Hunan Tonxgin's business, as required by Item 101 of Regulation S-K.

48.   Please identify Hunan Tonxgin's competitors.

49.   Please provide the basis for your projection that "Hunan Tongxin … plans to increase its share [of the independent EVBS market] to 20% by 2010."

50.   Please discuss in greater detail your plans to enter the North American and European collision-parts aftermarket. Also, please discuss whether there would be any governmental approval or significant regulations required to enter these markets.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

51.   Please revise to provide the information required by Item 303 of Regulation S-B for Asia Automotive Acquisition Corporation.

52.   The MD&A section is one of the most critical aspects of your disclosure. As such, we ask that you revise this section to provide a detailed executive overview to discuss the events, trends, and uncertainties that management views as most

critical to your revenues, financial position, liquidity, plan of operations and results of operations. In an effort to assist you in this regard, please refer to the guidance in SEC Release 33-8350, available on the SEC Web site at www.sec.gov./rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources and critical accounting.

In addition, while your discussion of the results of operations discusses intermediate effects of certain trends and events on the operations of Hunan Tonxgin, the analysis generally does not discuss the reasons underlying those intermediate effects and does not go into much detail. In this regard we are not merely looking for a regurgitation of the financial statements; rather, we are looking for a narrative discussion that explains the underlying business events that impacted the financial results.

This comment applies to all periods.

Critical Accounting Policies

53.   Please revise to explain that your accounting estimates or assumptions bear the risk of change and explain the factors considered in your determination of these estimates, how much estimates have changed in the past, whether estimates are likely to change in the future and their sensitivity to change. Discuss the impact of significant estimates with respect to revenue recognition, accounts receivable valuation and other areas as applicable. Refer to SEC Release No. 33-8350 available on our Web site at http://www.sec.gov/rules/interp/33-8350.htm.

Results of Operations

General

54.   Please revise to include an analysis of the results of operations for Hunan Tongxin comparing the fiscal year ended December 31, 2005 to the fiscal year ended December 31, 2004. Refer to Item 303 of Regulation S-K.

55. Please revise your disclosure for each period presented to describe and quantify underlying material activities that generate income statement line item variances between periods (e.g., disclose the respective increase in sales attributed to EVBS compared to exterior body panels; quantify the change in revenues from sales of new products; explain the causes of the changes in cost of goods sold, gross margin percentages, and operating expenses). Please ensure that your variance explanations support the changes between periods.

56. We note your disclosure that product order shipment represents shipping expenses carrying finished products from the company warehouse to customers' premises, and that such amounts comprise approximately 75% of total selling expenses. Please reconcile this disclosure to Note D in your financial statements, which indicates that shipping and handling costs are classified as cost of sales, and tell us why you believe that the inclusion of these amounts in selling expenses is consistent with the requirements of EITF 00-10.

57. We note your disclosure that sales personnel are paid upon receipt by the company of cash payment from their customers. Please tell us whether sales commissions are accrued at the time of sale, and if not, why you believe that such treatment is appropriate.

Comparison of Fiscal Year Ended December 31, 2006 and 2005

General and Administrative Expenses

58. Please revise to provide additional detail regarding the $630,000 bad debt provision, and tell us why the amount differs from the amount reported in the cash flow statement.

Liquidity and Capital Resources

59. Please revise your discussion of liquidity and capital resources to provide enhanced analysis and explanation of the sources and uses of cash and material changes in particular items underlying the major captions reported in your financial statements, rather than a recitation of the items in the cash flow statements.

60.   Please define "quick ratio."

61.   Please define "current ratio."

Liquidity and Capital Resources

Capital Resources

62.   Please include the table referenced in the first paragraph.

Contractual Obligations and Commitments

63.   We note that you have disclosed a capital expenditure commitment in Note 19 to
        your financial statements that is not presented in your contractual obligations and
        commitments table. Please revise.

Off-Balance Sheet Arrangements

64.   We note that your disclosure regarding the classification of the warrants under
        SFAS 133 is inconsistent with your accounting treatment for the warrants in the
        financial statements. Please revise your disclosure accordingly.

Information About AAAC

Liquidation if No Business Combination

65.   Please provide clear disclosure of the dissolution and liquidation process under
        Delaware law if you are unable to complete the acquisition. In addition, disclose
        the risks to investors and add risk factors as appropriate.

Plan of Operations

66.   Please provide clear disclosure of the use of proceeds to date and clarify whether the actual use of proceeds was consistent with the disclosure in the estimated use of proceeds section in the Form S-1. To the extent that such use was not consistent with the disclosure in the Form S-1 please explain.

67.   Please disclose the amounts that are currently owed and break such amounts down by entity and state the amount owed to each. Please clarify whether you have obtained waivers. To the extent you have not obtained waivers, clarify whether these claims would be covered by the indemnifications provided by the individuals named in the Form S-1. Provide clear disclosure of the indemnification obligation of the named individuals in this section and discuss the associated risks.

68.   Please explain what "inorganic growth opportunities" are.

Unaudited Pro Forma Combined Financial Statements

General

69.   We note a number of computational errors in your pro forma financial statements. For example, there appear to be numerous errors in the pro forma balance sheet at June 30, 2007 which assumes minimum approval. Please review each pro forma financial statement and revise as necessary.

Unaudited Pro Forma Condensed Combined Statement of Operations

70.   We note that depreciation expense has been reclassified from its presentation in the audited financial statements. We do not believe it is appropriate to include depreciation or amortization expense as a non-operating item, and we note that depreciation expense appears to have been appropriately classified as cost of revenue in the financial statements of Hunan Tongxin. Please revise your disclosure accordingly.

71.   We note that the pro forma financial statements reflect net income for the six
       months ended June 30, 2007. However, basic and diluted pro forma earnings per
       share are equal. Please tell us how you considered the effect of outstanding
       dilutive instruments (i.e., warrants). Revise your disclosures as appropriate,
       including note (i) to the pro forma financial statements.

Note 3 – Purchase Accounting Adjustment

72.   We note that the pro forma financial statements reflect the proposed merger as a
       business combination with Asia Automotive Acquisition Corporation as the
       acquiring company. Since it would appear that the shareholders of Hunan
       Tongxin would control the majority of your common stock, in the event that the
       two million contingent shares are issued, and these shareholders will have the
       ability to nominate the majority of your directors after the initial two year period,
       please tell us how you determined that the proposed merger should be accounted
       for as a business combination, including your analysis of each of the factors
       outlined in paragraphs 16-17 of SFAS 141. We may have additional comments
       after reviewing your response.

73.   We note that the 4.5 million shares to be issued to the management of Hunan
       Tongxin are part of the key employee agreements, rather than the Equity
       Acquisition Agreement. Please tell us whether there are any requirements for
       continued employment by the management of Hunan Tongxin in order to receive
       any portion of the 4.5 million shares. If so, please tell us why you believe that the
       issuance of these shares should be accounted for as part of the acquisition rather
       than share-based compensation.

74.   We note that the 4.5 million shares to be issued were valued as of June 30, 2007.
       If you continue to believe that the shares should be recorded as part of the
       purchase price for the acquisition, please revise to use the market price of your
       common stock for a reasonable period before and after the announcement date of
       the acquisition, in accordance with paragraph 22 of SFAS 141.

Certain Relationships And Related Transactions

AAAC

75.   Please remove the reference to "this offering."

Directors and Management

76.   We note that Mr. Herren will be the CEO, Mr. Wilson the COO and Mr. Brophy
        the CFO following the business combination.   Please disclose the material
        arrangements or agreements relating to the compensation of these individuals.

Beneficial Ownership of Securities

Beneficial Owners of More Than 5% of AAAC Common Stock

77.   Please revise your tabular disclosure so that it complies with Item 403(a) of
        Regulation S-B. We note that your tabular disclosure indicates that
        approximately 94.2% of your outstanding common stock is held by the entities
        listed in the table. If that percentage is correct, please explain to us how the
        percentages in your table showing the security ownership of management are
        correct.

78.   Please add separate columns to both tables showing the beneficial ownership,
        number of shares and percent ownership, post-business combination and
        including the shares issuable upon exercise of warrants.

79.   Please update the information in this section as of a recent practicable date. Also,
        for each entity, disclose the control person(s).

Beneficial Ownership of Securities

Security Ownership of Officers and Directors of AAAC

80. Please revise your tabular disclosure so that it complies with Item 403(b) of Regulation S-B.

Shares Eligible for Future Sale

81. Please disclose the SEC's position on Rule 144 sales of blank check companies.

Delivery of Documents to Stockholders

82. Please revise your disclosure so that it complies with Item 23 of Schedule 14A. See Item 23(b) and (c) of Schedule 14A.

Proxy Card

83. You state in several places in the proxy statement that your special meeting may be postponed or adjourned. Please note that discretionary authority is unavailable when a procedural action is taken with respect to a substantive matter for which a proxy is solicited. See Rule 14a-4 of Regulation 14A. The adjournment or postponement of a meeting to solicit additional proxies does not constitute a matter incidental to the conduct of the meeting. Consequently, the use of discretionary voting authority to vote on adjournment or postponement of the meeting to solicit additional proxies is a substantive proposal for which proxies must be independently solicited. If the special meeting may be adjourned or postponed for the purpose of soliciting additional proxies, please revise your disclosure and provide a separate voting box on the proxy card so that stockholders may decide whether to grant a proxy to vote in favor of adjournment or postponement of the meeting for the solicitation of additional proxies.

84.   We note your disclosure:

> You will only be entitled to receive cash for your shares if the acquisition is completed and you comply with the stock certificate delivery requirements described in the proxy statement.

Please tell us where in your proxy statement the stock certificate delivery requirements are described, or revise your proxy statement so that these requirements are described in detail.

Asia Automotive Acquisition Corporation

Consolidated Financial Statements

85.   Please revise to include interim financial statements, and ensure that the financial statements are updated as required by Rule 3-12 of Regulation S-X.

Note 2 – Summary of Significant Accounting Policies

86.   We note your disclosure regarding the warrants which have been accounted for as liabilities at fair value since the warrant agreement does not specify the conditions under which net cash settlement would be permitted or required. Please tell us how you evaluated the classification of the underwriter's purchase option (UPO) under EITF 00-19. Since the UPO was registered at inception as part of your initial public offering, the subsequent exercise of the UPO must be covered by an effective registration statement, which is not within the issuer's ability to control. Accordingly, unless the UPO agreement specifies the conditions under which net cash settlement would be permitted or required, it would appear that the UPO would also be required to be classified as a liability and adjusted to fair value at each balance sheet date in accordance with EITF 00-19. Please advise and revise the financial statements as appropriate.

Hunan Tongxin Enterprise Co., Ltd.

Consolidated Financial Statements

87.   Please update the financial statements as required by Item 8.A.5 of Form 20-F.

Consolidated Statements of Income and Comprehensive Income

88.   In order to enhance an investor's understanding, please revise the statements of income to provide additional detail regarding the material components of selling, general, and administrative expenses. Alternatively, provide similar disclosures in the footnotes or in MD&A.

Notes to Consolidated Financial Statements

General

89.   Please tell us how your chief operating decision maker reviews the product segments and geographic segments in which you operate. For example, as it relates to geographic segments, we note that you have identified five sales locations in China. Revise your disclosures to provide the information required by SFAS 131, or tell us why you believe that no disclosures are required.

Note 3 – Summary of Significant Accounting Policies and Practices

C – Revenue Recognition

90.   We note that you recognize revenue in accordance with Staff Accounting Bulletin No. 104. Please revise your disclosure so that it is more tailored to your business. Describe each type of material revenue transaction (e.g., typical contractual terms, etc.) and how each of the SAB 104 criteria is met, including how shipping terms affect the recognition of revenue (e.g., FOB shipping point). Also, if you sell products to distributors, tell us whether you recognize revenue upon shipment and why you believe that such treatment is appropriate to the extent that return rights

exist.

91.   In connection with the previous comment, please expand your disclosure to
       address your use of the percentage of completion method as discussed in the
       working capital section of MD&A, and explain in detail why you believe that the
       percentage of completion method is applicable to your revenue transactions.

D – Shipping and Handling Costs

92.   Please disclose the nature of all costs considered shipping and handling costs, the
       total amount of such costs, and the amount of shipping and handling costs that are
       not included in cost of sales for each period presented. For guidance, please refer
       to EITF 00-10.

I – Construction in Progress

93.   In accordance with paragraph 21 of SFAS 34, please disclose the amount of
       interest capitalized for each period presented.

Note 10 – Accrued Expenses and Other Liabilities

94.   We note your disclosure regarding advances from customers. Please revise your
       disclosure to describe in more detail what these amounts are comprised of.
       Clarify whether the amounts represent pre-payments where no services have
       actually been performed, or whether the amounts relate to transactions where
       partial performance has occurred but revenue recognition has been deferred. To
       the extent that the amounts comprise the latter, please revise your pro forma
       financial statements in accordance with EITF 01-03 and explain how you
       considered this guidance. Note that the fair value of deferred revenue acquired in
       a business combination may be significantly less than the value recorded by the
       acquired company.

Exchange Act Filings

95.   Please amend your Exchange Act filings, as necessary, to reflect changes
        resulting from the comments above, or tell us when you expect to revise them.

96.   We note that the disclosures in your periodic reports regarding controls and
        procedures do not appear to comply with Items 307, 308(c) and 601 of Regulation
        S-B in the following respects:

        • We note that a partial definition of disclosure controls and procedures was
          provided. The disclosure should be revised either to remove the partial
          definition, or to provide the entire definition, along with a clear conclusion
          regarding effectiveness with respect to each component.

        • We note that in certain reports, including your Form 10-QSB for the period
          ended March 31, 2007, the information required by Item 307 of Regulation S-
          B has been omitted.

        • We note that in certain reports, the certifications have been included in the
          body of the periodic report, rather than as separately filed exhibits (31 and 32)
          as required by Item 601 of Regulation S-B.

        • We note that in certain reports, a material weakness has been identified, but
          there is no disclosure regarding the steps taken by management, if any, to
          remediate the material weakness.

        Please either revise each previously filed periodic report to address each of the
        matters identified above, or confirm that you will do so in future filings.

Form 10-KSB/A for Fiscal Year Ended December 31, 2006

97.   Please amend your filing to include as exhibits the certifications required by Item
        601(b)(31) of Regulation S-B. Your principal executive officer and principal
        financial officer must sign a certification. Each officer should sign a separate
        certification.

98.   Please amend your filing to include your financial statements under Item 7. The

financial statements are part of the Form 10-KSB and therefore should be included before the signatures page.

99.   Please amend your filing to include the signatures required by General Instruction C of Form 10-KSB.

100.   Please amend your filing to revise your disclosure pursuant to Item 11. Although you state that the table sets forth information as of December 31, 2006, the information you provide for at least one of the beneficial owners was not reported on Schedule 13G until 2007. In addition, information for all of your directors and officers is not provided, and the total number of shares beneficially owned by Mr. Wilson is not indicated in the table. See Item 403 of Regulation S-B.

101.   In your future filings requiring disclosure pursuant to Item 406 of Regulation S-B, please explain the manner in which a request for a copy of your code of ethics may be made.

Other

102.   Please file a complete copy of your bylaws as an exhibit to the next periodic report filed by you to which Item 601(b)(3)(ii) of Regulation S-B applies. Article I of your bylaws is incomplete.

* * * * *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment(s) to expedite our review. Please furnish a cover letter with your amendment(s) that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment(s) and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ethan Horowitz at (202) 551-3311or Carlton Tartar at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or Pamela Howell, who supervised the review of your filing, at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Scott M. Norton, Esq.
        Fax: (248) 203-9950